Exhibit 99.2

INFORMS-MS A Phase 2 Placebo Controlled, Double Blind Trial of Intranasal Foralumab Non-active Secondary Progressive Multiple Sclerosis (na-SPMS) KOL Call November 9th 2026 Nasdaq: TLSA

2 INFORM-MS KOL Call: Forward-Looking Statements and Important Information Forward-Looking Statements. This presentation may contain forward-looking statements within the meaning of applicable U.S. federal securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the interpretation and potential implications of INFORM-MS findings, the therapeutic potential of intranasal foralumab, completion and presentation of additional analyses, dose selection, future trial designs, development timelines and planned regulatory discussions. Forward-looking statements reflect current expectations and assumptions, are not guarantees of future performance and involve risks and uncertainties that could cause actual results to differ materially. These include unsuccessful or inconclusive clinical results; differences between preliminary and final analyses; unexpected safety findings; delays in trial initiation, enrollment or completion; regulatory requirements or decisions; inability to obtain sufficient financing; manufacturing and supply constraints; reliance on third parties; intellectual-property risks; and competition. These risks are not exhaustive, and new risks may emerge. The Company cannot predict all risks or assess the impact of every factor, or combination of factors, on its business. Additional risks are described under "Risk Factors" in the Company's most recent Annual Report on Form 20-F and subsequent SEC filings. You should not place undue reliance on forward- looking statements. All forward-looking statements are qualified by these cautionary statements and speak only as of the date of this presentation. Except as required by applicable law, the Company undertakes no obligation to publicly update or revise them, whether as a result of new information, future events or otherwise. Continued availability of this presentation on the Company's website does not mean that its contents remain current. Intranasal foralumab is investigational and is not approved for commercial use. Preliminary, early-stage and expanded-access findings may not predict results in larger or later-stage controlled trials. Any topline findings remain subject to completion of the full analysis. Open-label, uncontrolled and individual-patient observations do not establish efficacy. Cross-trial comparisons are subject to differences in study design, populations, endpoints and follow-up and do not establish comparative safety or efficacy. No assurance can be given that any product candidate will receive regulatory approval. Other Information. Market and industry estimates are subject to assumptions and limitations and do not represent projected Company revenue. This presentation is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy securities, or investment or medical advice. It should be read together with the Company's SEC filings. Purpose and Speaker Disclosures. This Company-sponsored presentation is for investor information and scientific discussion, not treatment guidance or an offer or solicitation involving securities. Scientific opinions expressed by individual speakers are their own; institutional affiliations do not imply institutional endorsement.

3 INFORM-MS Virtual KOL Call: Meet the Presenters Tanuja Chitnis, M.D. Principal Investigator of the INFORM-MS trial Professor of Neurology, Harvard Medical School / Brigham and Women's Hospital Tarun Singhal, M.B.B.S, M.D., M.B.A. Founding Director, NeuroPET Program Ann Romney Center for Neurologic Diseases, Brigham and Women's Hospital, Mass General Brigham Associate Professor of Neurology, Harvard Medical School Howard L. Weiner, M.D. Chairman of Tiziana's Scientific Advisory Board Robert L. Kroc Professor of Neurology, Harvard Medical School Co-Director, Ann Romney Center for Neurologic Diseases, BWH Ivor Elrifi, Ph.D. Chief Executive Officer & Executive Director Tiziana Life Sciences

4 INFORM-MS: Major Unmet Need in Non-Active SPMS • No FDA-approved therapies specifically indicated for non-active SPMS • Patients with progression independent of relapses (PIRA) remain in need of effective therapy • ~25% of RRMS patients progress to SPMS; substantial portion become non-active • Fatigue is a major symptom impacting quality of life and daily function • Current treatments primarily target active/relapsing disease (e.g., ocrelizumab) • Intranasal foralumab uniquely targets microglial- driven neuroinflammation

Foralumab: Mechanism of Action[1,2]

Patient inhales the antibody intranasally

Binding of foralumab to the T-cell receptor complex in cervical lymph node

Tregs are then created and activated

These created Tregs then cross the blood brain barrier and regulate the activated innate immune system (microglia).

[1] https://www.pnas.org/doi/10.1073/pnas.2220272120
[2] https://www.pnas.org/doi/10.1073/pnas.2309221120

tiziana LIFE SCIENCES



1
Intranasal
Single dose
Foralumab
2
Binding
CD3/TCR complex
Uptake
T cell
3
4
BBB
Blood-Brain-Barrier
CD4+
FoxP3+
Treg
Nasal Membrane

EXPANDED ACCESS TRIAL Intranasal Foralumab Non-active Secondary Progressive Multiple Sclerosis (na-SPMS)

7 Positive Results With Nasal Foralumab in Expanded Access Program No Toxicities No treatment-related toxicities observed No anti-drug antibodies detected in serum TSPO PET 8 / 10 Patients Showed Reduced Neuroinflammation After 3 Months Treatment Fatigue 7 / 10 Patients Improved After 6 Months Treatment EDSS 10 / 10 Patients Stabilized After 6 Months Treatment 3 / 4 Patients Improved After 12 Months Treatment Neurol Neuroimmunol Neuroinflamm 2026;13:e200543. doi:10.1212/NXI.0000000000200543

Nasal Foralumab Reduced Neuroinflammation in Expanded Access Program



A
Baseline
3 Months
6 Months
B
C
White matter
*p = 0.047
*p = 0.05
1.2
1.0
0.8
0.6
0.4
0.2
0.0
D
Global
*p = 0.01
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Baseline
3 Months
Last follow-up

Reduced TSPO-PET signal after nasal foralumab treatment. Individualized pGALP z-score maps for patients EA6 (A) and EA1 (B) superimposed on respective patient's T1-weighted MRI demonstrate decreased PET signal after treatment at 3 months (middle row) and 6 months (bottom row) as compared with baseline (top row). Hotter colors represent a higher z-score value and cooler colors represent a lower z-score value as determined by the GALP 2.0 pipeline.

(C and D) White matter and global PET scores at baseline and on treatment. Decreased voxel-wise average [F-18] PBR06-PET mGALP z-scores (GALP 3.0) in white matter (C) and global (D) regions of interest after nasal foralumab treatment for 3 months and 7.5 months (mean duration of treatment at last available PET follow-up visit). GALP = Glial activity load on PET.

tiziana LIFE SCIENCES

Neurol Neuroimmunol Neuroinflamm 2026;13:e200543. doi:10.1212/NXI.0000000000200543

8

9 Nasal Foralumab Modulates Immune Function Molecular & Cellular Effects in Blood & CSF of na-SPMS Patients Treated with Nasal Foralumab Results after 6 months nasal foralumab treatment Increase in regulatory T cells (Tregs) Decrease in cytotoxic T cells Reduced inflammation in spinal fluid

INFORMS-MS TOPLINE DATA Phase 2 Placebo Controlled, Double Blind Trial of Intranasal Foralumab Confirms Results of EA Program Non-active Secondary Progressive Multiple Sclerosis (na-SPMS)

11 INFORM-MS: Participant Flow and Evaluable Data 67 screened 48 randomized Placebo 18 randomized Safety 18 of 18 PET scan pair 15 of 18 MFIS total 17 of 18 EDSS 18 of 18 Foralumab 50 µg 19 randomized Safety 19 of 19 PET scan pair 15 of 19 MFIS total 18 of 19 EDSS 18 of 19 Foralumab 100 µg 11 randomized Safety 11 of 11 PET scan pair 10 of 11 MFIS total 11 of 11 EDSS 11 of 11 All participants (48) Safety 48 · PET scan pair 40 · MFIS total 46 · EDSS 47

12 INFORM-MS: Topline Results Overview Both primary endpoints (TSPO-PET Neuroinflammation and safety) were met. Secondary MFIS endpoint also met. PET Microglial Activation 50 μg vs Placebo p = 0.0168 Statistically significant reduction in TSPO-PET signal demonstrating decreased microglial activation. In an exploratory dose arm (100 μg) no significant change in PET signal. Fewer patients enrolled in this arm. Prior data with 250 μg also showed less immunomodulatory effects than the 50 μg dose. FATIGUE (MFIS) Clinically Meaningful Change from baseline → Week 12 –6.17 / –7.18 50 μg (p=0.035) · 100 μg (p=0.040) Within-arm paired improvements at both doses. Fatigue is a key driver of quality of life in progressive MS. SAFETY Clean Profile Both doses No Drug Related SAEs The first non-invasive anti-CD3 therapy shown to be safe and well tolerated No study-drug related serious adverse events. All 48 participants completed treatment No discontinuations due to AEs. All 48 participants completed the 12-week treatment period · Both doses safe and well-tolerated · Supports advancement toward registrational path

13 INFORM-MS: Neuroinflammation Was Statistically Significantly Reduced On ANCOVA analysis, [¹⁸F]PBR06-TSPO PET demonstrated a significant reduction in globally normalized White Matter SUVR (p=0.0168) after 12 weeks of treatment between the 50 ug nasal foralumab treatment arm and placebo. Examples of individualized patient mGALP z-score maps following treatment with 50mcg of nasal foralumab and with placebo

14 INFORM-MS: Nasal Foralumab Reduced Fatigue (Lowered Modified Fatigue Impact Scores; "MFIS") MFIS: * p < 0.05 is a within-arm paired t-test; no treatment-versus-placebo comparison is implied (n = 18, 11, 17 with a complete pair). https://www.msard-journal.com/article/S2211-0348(19)30319-0/fulltext Rooney et al. 2019 MFIS total score, baseline to Week 12

15 INFORM-MS: Topline Results Overview Both primary endpoints (TSPO-PET Neuroinflammation and safety) were met. Secondary MFIS endpoint also met. PET Microglial Activation 50 μg vs Placebo p = 0.0168 Statistically significant reduction in TSPO-PET signal demonstrating decreased microglial activation. In an exploratory dose arm (100 μg) no significant change in PET signal. Fewer patients enrolled in this arm. Prior data with 250 μg also showed less immunomodulatory effects than the 50 μg dose. FATIGUE (MFIS) Clinically Meaningful Change from baseline → Week 12 –6.17 / –7.18 50 μg (p=0.035) · 100 μg (p=0.040) Within-arm paired improvements at both doses. Fatigue is a key driver of quality of life in progressive MS. SAFETY Clean Profile Both doses No Drug Related SAEs The first non-invasive anti-CD3 therapy shown to be safe and well tolerated No study-drug related serious adverse events. All 48 participants completed treatment No discontinuations due to AEs. All 48 participants completed the 12-week treatment period · Both doses safe and well-tolerated · Supports advancement toward registrational path

16 Intranasal Foralumab Pipeline Nasdaq: TLSA Preclinical IND Phase 1 Expanded Access Program Phase 2 Phase 3 Non-Active Secondary Progressive Multiple Sclerosis Phase 2 Study Positive Topline Data November 2026 Multiple System Atrophy (MSA) Phase 2 Study Expecting Topline Data Q2 2027 Alzheimer's Disease (Mild) Phase 2 Study Expecting Topline Data Q1 2027 ALS Phase 2 Study First Patients Dosed Sept 2026 Non-Active Secondary Progressive Multiple Sclerosis (EA Program) Ongoing Expanded Access Program Moderate Alzheimer's Disease (EA Program) Ongoing Expanded Access Program

17 Nasal foralumab dampens microglial activation in Alzheimer's Disease Singhal T, Cicero S, Gale SA, Horan N, Dubey S, Marshall GA, Weiner HL. Dampening of Microglial Activation With Nasal Foralumab Administration in Moderate Alzheimer's Disease Dementia Clin Nucl Med. 2025 Aug 1;50(8):756-757

18 Nasal foralumab reduces microglial activation in Multiple System Atrophy Tiziana LifeSciences press releases Marked reduction in basal ganglia uptake following nasal foralumab PRE FORALUMAB POST FORALUMAB PRE FORALUMAB POST FORALUMAB Marked reduction in Cerebellar white matter uptake following nasal foralumab

Questions Nasdaq: TLSA

US Headquarters (Boston) Tiziana Life Sciences Ltd. 535 Boylston Street, Floor 8 Boston, MA 02116 UK Headquarters (London) Tiziana Life Sciences plc 35a Albemarle Street London W1S 4JE Investors: +44 (0)207 495 2379 info@tizianalifesciences.com Nasdaq: TLSA